Exhibit 99.1

Avago Finance Announces First Quarter

Fiscal Year 2009 Financial Results

•	Quarterly revenue of $368 million, down 8.5% year-over-year
•	Cash and cash equivalents of $195 million compares with $213 million at end of prior quarter
•	Adjusted EBITDA of $81 million compares with $84 million in the same period a year ago

SAN JOSE, Calif., and SINGAPORE – February 25, 2009 – Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a leading designer, developer and global supplier of analog semiconductor devices, today reported financial results for its first quarter of fiscal year 2009, ended February 1, 2009.

First Quarter Fiscal 2009 GAAP Results

Revenue was $368 million, a decline of 17.7 percent when compared with the previous quarter, and down 8.5 percent from the same quarter last year. Gross margin was $143 million, or 38.9 percent of sales. This compares with a gross margin of $168 million, or 37.6 percent last quarter. Net income of $6 million compares with net income of $18 million last quarter.

Cash balances at the end of the quarter were $195 million versus $213 million at the end of last quarter. The sequential decrease is consistent with the Company’s seasonal profile and reflects the payment of fiscal year 2008 variable compensation and semi-annual interest payments.

First Quarter Fiscal 2009 Non-GAAP Results

A favorable product mix combined with tight cost control actions resulted in gross margin of $164 million, or 44.6 percent. This compares with gross margin of $184 million, or 41.2 percent last quarter.

R&D expenses were $61 million, or 16.6 percent of revenue. Last quarter, R&D expenses were $68 million. Selling, general and administrative costs declined to $41 million, or 11.1 percent of revenue, compared with $46 million in the fourth quarter.

Net income was $37 million, down from $52 million last quarter. These overall results translated into Adjusted EBITDA, as defined in the indentures governing our outstanding debt securities, of $81 million, compared with $88 million in the prior quarter.

“In the last few months we have taken several actions to reduce our corporate cost structure, including announcing a headcount reduction in January,” said Hock E. Tan, president and CEO of Avago Technologies. “These actions, along with our continued focus on expanding our product portfolio into areas offering higher growth potential, helped lessen the impact the general economic slowdown is having on our financial results.”

Financial Results Conference Call

Avago Technologies Finance Pte. Ltd. will host a conference call to review its financial results for the first quarter of fiscal year 2009 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 248-5081. No passcode is needed. A replay of the call is available through February 28, 2009. To access the replay dial (303) 590-3030 and reference the passcode: 3987051.

Non-GAAP Financial Measures

In addition to GAAP reporting, consistent with past practice Avago Finance reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes amortization of acquisition-related intangibles, share-based compensation expense, asset impairment charges, restructuring charges, acquired in-process research and development, debt extinguishment (gains) losses and the results of discontinued operations. In addition, Avago Finance also discloses Adjusted EBITDA as measured by the indentures governing the Company’s outstanding debt securities. Avago Finance believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors in its debt securities for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) and a derivation of Adjusted EBITDA in accordance with our note indentures are included in the financial tables attached to this press release.

About Avago Technologies Finance Pte. Ltd

Avago Technologies Finance Pte. Ltd. is a leading designer, developer and global supplier of analog semiconductor devices for communications, industrial and consumer applications.

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Safe Harbor Statement

This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago Finance, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; the recent financial crisis and its impact on our business, results of operations, and financial condition; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 17, 2008, recent Current Reports on Form 6-K, and other Avago Finance filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations and financial condition.

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An affiliate of Avago Finance has filed a registration statement with the SEC relating to a proposed offering which has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release is not an offer to sell nor a solicitation of an offer to buy any securities.

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Investor Contact

Jim Fanucchi

Summit IR Group Inc.

(408) 404-5400

jim@summitirgroup.com

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AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(IN MILLIONS)

	Quarter ended
	February 1, 2009	November 2, 2008	February 3, 2008
Net revenue	$368	$447	$402
Costs and expenses:
Cost of products sold:
Cost of products sold	204	263	230
Amortization of intangible assets	15	15	14
Restructuring charges	6	1	1

Total cost of products sold	225	279	245
Research and development	62	69	66
Selling, general and administrative	40	48	50
Amortization of intangible assets	6	7	7
Restructuring charges	5	1	2

Total costs and expenses	338	404	370
Income from operations	30	43	32
Interest expense	(18)	(21)	(25)
Gain (loss) on extinguishment of debt	1	—	(10)
Other income (expense), net	(2)	(6)	1

Income (loss) from continuing operations before income taxes	11	16	(2)
Provision for (benefit from) income taxes	5	(9)	3

Income (loss) from continuing operations	6	25	(5)
Income (loss) from and gain (loss) on discontinued operations, net of income taxes	—	(7)	9

Net income	$6	$18	$4

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL SUMMARY (NON-GAAP) - UNAUDITED

(IN MILLIONS, except percentages)

	Quarter ended
	February 1, 2009	November 2, 2008	February 3, 2008
Net revenue	$368	$447	$402
Gross margin	164	184	172
% of net revenue	45%	41%	43%
Research and development	$61	$68	$65
Selling, general and administrative	$41	$46	$44
Total operating expenses	$102	$114	$109
% of net revenue	28%	26%	27%
Income from operations	$62	$70	$63
Interest expense	$(18)	$(21)	$(25)

Net income	$37	$52	$36

The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring charges, gain (loss) on extinguishment of debt, and income (loss) from and gain (loss) on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL BRIDGE: GAAP TO NON-GAAP - UNAUDITED

(IN MILLIONS)

	Quarter ended
	February 1, 2009	November 2, 2008	February 3, 2008
Net income on GAAP basis	$6	$18	$4
Amortization of acquisition-related intangibles
Cost of products sold	15	15	14
Operating expenses	6	7	7
	21	22	21
Share-based compensation expense
Cost of products sold	—	—	—
Operating expenses	—	3	7
	—	3	7
Restructuring charges
Cost of products sold	6	1	1
Operating expenses	5	1	2
	11	2	3
(Gain) loss on extinguishment of debt	(1)	—	10
(Income) loss from and (gain) loss on discontinued operations	—	7	(9)

Net income on Non-GAAP basis	$37	$52	$36

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income, which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring charges, (gain) loss on extinguishment of debt, and (income) loss from and (gain) loss on discontinued operations. This non-GAAP presentation is provided to enhance the reader's overall understanding of the comparability of the Company's financial performance among periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA - UNAUDITED

(IN MILLIONS)

	Quarter ended
	February 1, 2009	November 2, 2008	February 3, 2008
Net income	$6	$18	$4
Interest expense	18	21	25
Provision for (benefit from) income taxes	5	(9)	3
Depreciation and amortization expense	41	42	39

EBITDA	70	72	71
Restructuring and other unusual charges	12	6	4
Purchase accounting adjustments	—	—	1
Share-based compensation	—	3	7
(Gain) loss on extinguishment of debt	(1)	—	10
(Income) loss from and (gain) loss on discontinued operations	—	7	(9)

Adjusted EBITDA	$81	$88	$84

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.

Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS)

	February 1, 2009	November 2, 2008(1)
ASSETS

Current assets:
Cash and cash equivalents	$195	$213
Trade accounts receivable, net	184	184
Inventory	178	188
Other current assets	43	34

Total current assets	600	619
Property, plant and equipment, net	291	299
Goodwill	170	169
Intangible assets, net	700	721
Other long-term assets	61	61

Total assets	$1,822	$1,869

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
Accounts payable	$169	$174
Employee compensation and benefits	43	74
Accrued interest	13	32
Capital lease obligations—current	2	2
Other current liabilities	53	48

Total current liabilities	280	330

Long-term liabilities:
Long-term debt	700	703
Capital lease obligations—non-current	4	5
Other long-term liabilities	55	55

Total liabilities	1,039	1,093

Shareholder's equity:
Ordinary shares, no par value	1,080	1,080
Accumulated deficit	(306)	(312)
Accumulated other comprehensive income	9	8

Total shareholder's equity	783	776

Total liabilities and shareholder's equity	$1,822	$1,869

(1) Amounts as of November 2, 2008 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(IN MILLIONS)

	Quarter ended
	February 1, 2009	November 2, 2008	February 3, 2008
Cash flows from operating activities:
Net income	$6	$18	$4
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	41	42	39
Amortization of debt issuance costs	1	1	1
(Gain) loss on sale of discontinued operations	—	7	(9)
(Gain) loss on extinguishment of debt	(1)	—	6
Loss on disposal of property, plant and equipment	—	1	—
Share-based compensation	—	3	7
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	—	29	(13)
Inventory	10	7	(12)
Accounts payable	(5)	—	6
Employee compensation and benefits	(31)	4	(16)
Other current assets and current liabilities	(24)	21	(40)
Other long-term assets and long-term liabilities	(1)	(22)	14

Net cash (used in) provided by operating activities	(4)	111	(13)

Cash flows from investing activities:
Purchase of property, plant and equipment	(12)	(18)	(15)
Purchase of intangible assets	—	—	(6)
Acquisitions and investment, net of cash acquired	—	(32)	(38)
Proceeds from disposal of property, plant, and equipment	—	5	—
Proceeds from sale of discontinued operations	—	—	25

Net cash used in investing activities	(12)	(45)	(34)

Cash flows from financing activities:
Debt repayments	(2)	—	(200)
Cash settlement of equity awards	—	(1)	(1)

Net cash used in financing activities	(2)	(1)	(201)

Net increase (decrease) in cash and cash equivalents	(18)	65	(248)
Cash and cash equivalents at the beginning of period	213	148	309

Cash and cash equivalents at end of period	$195	$213	$61